UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Mynaric AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

62857X101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857X101	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Pacific Investment Management Company LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3	SEC Use Only
4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 565,224
	6	Shared Voting Power 0
	7	Sole Dispositive Power 565,224
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 565,224
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9.1%
12	Type of Reporting Person IA, OO

CUSIP No. 64ESC1997	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Mynaric AG (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

Dornierstrasse 19, 82205 Gilching, Germany

ITEM 2.	(a) Name of Person Filing:

Pacific Investment Management Company LLC (“PIMCO”).

(b) Address or Principal Business Office:

650 Newport Center Drive, Newport Beach, CA 92660

(c) Citizenship:

PIMCO is organized under the laws of the state of Delaware.

(d) Title of Class of Securities:

Ordinary Shares, no par value (the “Ordinary Shares”).

(e) CUSIP Number:

62857X101

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 64ESC1997	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Ordinary Shares as of the date hereof, based upon 6,233,615 Ordinary Shares outstanding as provided by the Issuer.

(a) Amount beneficially owned:

565,224

(b) Percent of Class:

9.1%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 565,224
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 565,224
(iv)	Shared power to dispose or to direct the disposition of: 0

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment manager. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 64ESC1997	Schedule 13G	Page 4 of 5

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

COF IV Obsidian S.à r.l., a private investment vehicle for which PIMCO is the investment manager, has an interest in 401,309 of the Ordinary Shares reported herein, which represents 6.4% of the class, and holds such securities for the benefit of its investors. COF IV Obsidian S.à r.l. holds these securities in its investment advisory account managed by PIMCO and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 64ESC1997	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Pacific Investment Management Company LLC

By:	/s/ Alyssa Creighton

Name:	Alyssa Creighton
Title:	Senior Vice President